Exhibit 99.8

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

UK: West Franklin Phase 2 brought on stream

in the North Sea

Paris, January 15, 2015 – Total has started gas and condensate production from the West Franklin Phase 2 project in the Central Graben area of the UK North Sea. The project will supply 40,000 barrels of oil equivalent per day (boe/d) to the Elgin/Franklin hub.

“With the start-up of the West Franklin Phase 2 project, Total consolidates the production capacity of its operated Elgin/Franklin hub. The hub holds significant reserves as well as promising exploration opportunities”, outlined Michael Borrell, Total’s Senior Vice President Exploration & Production, Europe and Central Asia.

West Franklin Phase 2 will develop reserves of 85 million barrels of oil equivalent. The project includes the drilling of three new production wells and the installation of two new platforms, the West Franklin wellhead platform and the Elgin B platform which will be also used to drill new wells on Elgin.

Located approximately 240 km east of Aberdeen, West Franklin was discovered by Total in 2003 and Phase 1 production started in 2007 with two wells drilled from the Franklin platform.

Total operates Elgin/Franklin, including West Franklin, with a 46.2% interest alongside co-venturers Eni (21.9%), BG (14.1%), E.ON (5.2%), ExxonMobil (4.3%), Chevron (3.9%), Summit (2.2%) and Dyas (2.2%).

Total Exploration & Production in the United Kingdom

Total has been present in the United Kingdom since 1962. The Group is one of the country’s leading oil and gas operators, with equity production of 105,000 boe/d in 2013.

More than 90% of Total’s production in the UK comes from several operated fields located offshore in two major zones: the Alwyn/Dunbar area in the Northern North Sea and the Elgin/Franklin area in the Central Graben.

In 2015, Total will commence production from its new third hub located in the West of Shetland area, with the start-up of the Laggan-Tormore project.

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About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry —exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

* * * * *

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.